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EXHIBIT 21

PENNROCK FINANCIAL SERVICES CORP.
SUBSIDIARIES OF THE REGISTRANT

The registrant has one direct wholly-owned subsidiary, Blue
Ball National Bank. The Bank, a national bank and a member of the Federal Reserve System, is engaged in the commercial, retail and trust business.

Blue Ball National Bank has one direct wholly-owned subsidiary, Atlantic Regional Mortgage Corporation (ARMCO).
ARMCO is incorporated under the laws of Pennsylvania for the purpose of originating and selling residential mortgage loans in the secondary market. ARMCO was liquidated in 1997 under a formal liquidation plan adopted on September
30, 1997, and is currently inactive.